United States securities and exchange commission logo





                              July 13, 2023

       Eric Swider
       Chief Executive Officer
       Digital World Acquisition Corp.
       3109 Grand Ave #450
       Miami, FL 33133

                                                        Re: Digital World
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 23, 2023
                                                            File No. 001-40779

       Dear Eric Swider:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors
       The success of the Business Combination depends in part..., page 21

   1. Your disclosure states the success of the transaction depends in part on the reputation and
                                                        popularity of TMTG   s
Chairman and that the potential loss of services of TMTG   s
                                                        Chairman could
adversely affect your revenues, results of operations and its ability to maintain or generate a
consumer base on the Truth Social platform. Please consider
                                                        updating this risk
factor for any recent events that may impact the availability of the services of any key
persons of TMTG.
   2.                                                   The initial term of the
exclusivity agreement with TMTG   s Chairman expired in June
                                                        2023 and there is a
right to terminate the license agreement in the event the business combination was not
completed on or before December 31, 2022. Please expand your risk
 Eric Swider
Digital World Acquisition Corp.
July 13, 2023
Page 2
      factor disclosure to address the status of the exclusivity and license agreements, and the
      potential impact on the Truth Social platform if TMTG   s Chairman were
to decide to
      exercise his termination rights under either agreement.
General

3. Please revise to provide disclosure of the events outlined in your Form 8-K filed on July 3,
      2023. In addition, we note your disclosure that the settlement agreement is not yet definitive. Please clarify how you intend to inform shareholders prior to the vote of any updates to those events.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence,
Matthew Derby, Legal Branch Chief, at (202) 551-3334, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                            Sincerely,
FirstName LastNameEric Swider
                                                            Division of
Corporation Finance
Comapany NameDigital World Acquisition Corp.
                                                            Office of
Technology
July 13, 2023 Page 2
cc:       Sean Donahue
FirstName LastName